Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

July 22, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:           CORPHOUSING GROUP INC.

Amended Registration Statement on Form S-1

Filed July 11, 2022

File No. 333-262114

Ladies and Gentlemen:

On behalf of CorpHousing Group Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July21, 2022, relating to the above-captioned Amended Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Please further note that Nasdaq has approved the listing of the Company’s common stock on the Nasdaq Capital Market and the Company has elected to list thereunder, rather than the NYSE American. Changes have been made to the prospectus accordingly.

Amended Registration Statement on Form S-1 filed July 11, 2022

Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021 Notes to Condensed Consolidated Financial Statements

17 - Subsequent Events, page F-27

1.            Please revise your subsequent events footnote to provide more fulsome disclosure of the significant terms of your May/June 2022 Financings. Your revised disclosure should include, but not be limited to, information regarding:

•      The interest rate;

•      Terms of the conversion feature; and

•      Terms of the revenue participation rights.

Please note that we have revised the Subsequent Events Footnote to provide more fulsome disclosure of the significant terms of the May/June 2022 Financing. Please see page F-28. As part of this we also determined to add additional disclosure in the relevant parts of the prospectus, such as pages 9 and 83.

Exhibits

2.	We note the filing fees table filed as exhibit 107 reflects the amount being registered for the common stock offering as $17,250,000. However, the common stock being registered, 5,175,000 shares, which include the overallotment, at the maximum range of $5 per share results in the amount being registered at $25,850,000. Please reconcile or advise. Similarly, reconcile the common stock underlying the Underwriter's Warrants.

Please note that the filing fee table has been refiled as Exhibit 107 with all applicable updates and corrections.

3.	Please revise the legality opinion filed as Exhibit 5.1 to reflect the maximum Underwriter's Warrants that would be issued in the event the overallotment is exercised in full.

Please note that we have revised Exhibit 5.1 to cover the full 207,000 Underwriter’s Warrants and the shares of common stock that may be issued thereunder.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

Brian L. Ross

cc:	Brian Ferdinand